LBBB Merger Corp.

667 Madison Avenue New York, NY 10065

January 29, 2024

VIA EDGAR

Mr. Jeff Kauten

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	LBBB Merger Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-268343) (the “Registration Statement”)

Dear Mr. Kauten and Ms. Woo:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on January 31, 2024, or as soon thereafter as practicable.

Very truly yours,

LBBB MERGER CORP.

By:	/s/ Bill Chen
	Name:	Bill Chen
	Title:	Chief Executive Officer